Mail Stop 4561

January 29, 2010

Guy M. Robert
President
SunGame Corporation
501 Silverside Road, Suite 105
Wilmington, DE 19809

      Re: **SunGame Corporation**
               Amendment No. 5 to Registration Statement on Form S-1
               Filed January 19, 2010
               File No. 333-158946

Dear Mr. Robert:

We have reviewed your amended Form S-1 and responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 7, 2010.

General

1.   We note your response to prior comment 6 that the $25,000 revenue during the nine-months ended September 30, 2009 was from the "sale of the rights to use one of our many 3D objects contained in our Virtual World to a third party." Please clarify whether you hold a license or other property right related to the various 3D objects that should be disclosed pursuant to Item 101(h)(4)(vii) of Regulation
S-K. Also tell us what consideration you have given to filing any agreements related to the sale of the rights to use the 3D object pursuant to Item 601(b)(10)(i) of Regulation S-K as it appears that the sale was not made in the ordinary course of business and the income generated from the sale was material to your business.

                  *   *   *   *   *

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile at (561) 514-0832</u>
       Laura E. Anthony, Esq.
       Legal & Compliance, LLC